Tower One Provides Update on Management Cease Trade Order
VANCOUVER, British Columbia – May 30, 2023 - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) is providing a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
On May 2, 2023, the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its annual financial statements, accompanying management’s discussion and analysis and required certifications for the year ended December 31, 2022 (the “Annual Filings”) on or before the prescribed filing deadline of May 2, 2023 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on May 2, 2023 and the MCTO was issued by the BCSC on May 2, 2023. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Annual Filings to be filed on or before June 30, 2023.  The Company anticipates that the Annual Filings will be filed on or before June 30, 2023.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Annual Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Annual Filings.
The Company has experienced unexpected delays in compiling the information required to prepare the Annual Filings due to schedule conflicts and resources. There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company anticipates that it will be in a position to file the Annual Filings on or before June 30, 2023  The MCTO will be in effect until the Annual Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Annual Filings are outstanding.
ON BEHALF OF THE BOARD OF DIRECTORS
TOWER ONE WIRELESS INC.
“Alejandro Ochoa”
Alejandro Ochoa, CEO, Interim CFO and Director
Tel: 1-786-280-2160

Additional Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:  www.toweronewireless.com

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Ecuador) with a combined population of approximately 220 million people.
Forward Looking Disclaimer
This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. Forward-looking statements made in this news release include, but are not limited, to: the Company’s expectation that the Annual Filings will be made by June 30, 2023; and other business plans of the Company.
Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: that the Company may not be able to complete the steps required to make the Annual Filings by June 30, 2023; and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.